

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2021

Greg A. Steffens
President and Chief Executive Officer
Southern Missouri Bancorp, Inc.
2991 Oak Grove Road
Poplar Bluff, MO 63901

>    **Re:  Southern Missouri Bancorp, Inc.**
>        **Registration Statement on Form S-4**
>        **Filed December 1, 2021**
>        **File No. 333-261450**

Dear Mr. Steffens:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric Envall at (202) 551-3234 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance